Exhibit 99.1

QUARTERLY ACTIVITIES REPORT

For the period ending 31 December 2025

Highlights

•	Further Leach Optimisation Enhances Project Economics
o	19% increase in unlevered life of mine NPV to US$2,237 million
o	8% increase in unlevered life of mine IRR to 18%
o	9% increase in annual lithium hydroxide production to 27,800 tpa
o	7% increase in annual boric acid production to 135,500 tpa
o	All-in sustaining cash cost of US$4,628 per metric tonne lithium carbonate equivalent
•	Ongoing engagement with U.S. Government and potential Strategic Partners
•	Boron added to the US Government’s Critical Minerals list and highlighted for domestic small-scale processing

23 January 2026 – Ioneer Ltd (“Ioneer” or the “Company”) (ASX: INR, Nasdaq: IONR), an emerging lithium-boron supplier, is pleased to report on its activities for the quarter ending 31 December 2025 (the “December 2025 Quarter”) and provide an update on the development of its 100%-owned Rhyolite Ridge Lithium-Boron Project (“Rhyolite Ridge” or the “Project”). Bernard Rowe, Ioneer’s Managing Director, said, “The work completed on Rhyolite Ridge during the December quarter, including the significantly improved economics announced in October, continues our significant progress as we stand ready to reduce American dependence on foreign suppliers of critical minerals by developing the only permitted, shovel-ready lithium-boron project in the United States.”

Leach Optimisation Drives Higher Throughput and Operational Improvements

Following the Company’s announcement of the quadrupling of ore reserves in the June 2025 quarter, Ioneer announced material improvements in project economics for Rhyolite Ridge1 in the September 2025 quarter. In October 2025, Ioneer announced further improvements in the Project economics2.

In 2025, Ioneer focused on increasing lithium yield and optimising reagent efficiency as reagents and transportation comprise more than half of expected Project operating costs. This study work concluded that, without changing the acid plant output (3500 MT/d), mine production (ROM) could be increased by up to 25% and 40% if the total leach duration was reduced from 3 days (DFS) to 2 days (September 2025) and 1.5 days respectively. Although there is a minimal reduction in overall lithium and boron recoveries, there is a material increase in net chemical production due to additional ore being processed.  Reagents include sulphur, lime and soda ash.

Ioneer engaged the independent services of Independent Mining Consultants, Inc. to compile and complete the updated South Basin Mineral Resource estimate incorporating the reduced retention time in the vat leach from three (3) days to two (2) days and then to one and a half (1.5) days. The change in leach time allows additional ore to be processed with the same amount of acid. The impact to the Mineral Resource is a 1.7% increase in tonnage above cutoff (due to lower processing cost) with a 3.2% reduction in recovered boric acid and a 1.7% reduction in recovered lithium carbonate (lower recoveries due to shorter leach time).

The prioritisation of high boron (“Hi-B”) ore in the first 25 years results in a substantial amount of stockpiling of low boron (“Lo-B”) ore. This is reflected in the materially lower average Life-of Mine (“LOM”) mining cost of $9.60 versus $18.00. Most of the ore being processed in the later years comes from stockpiles. Recent testwork has shown that Lo-B ore can be upgraded by a factor of between 1.4-2.0 times using gravitational concentration, making this material an ideal candidate feed for a future Stage 2 plant dedicated to Lo-B ore. For further information please refer to Company announcement “Ioneer Announces Results of Initial Upgrading Testwork Demonstrating Growth Optionality” dated 6 May 2025.

The current 77-year mine plan is made up entirely of Reserve material (100%), and of that, approximately 35% is Proved Ore Reserve. The resource flexibility allows for a potential extension to the life of the mine or expansion opportunities in the future. The Resource and Reserve are summarised in Table 1 and 2 below.

1 See ASX announcement titled “Leach Optimisation and New Mine Plan Yields Material Improvement in Project Economics” dated 3 September 2025.
2 See ASX announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025.

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Table 1: Summary comparison of the current Ore Reserve against the previous August 2025 Ore Reserve

Group	Classification	Tonnes (Mt)	Li (ppm)	B (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
October 2025 Reserve	Proved	91.6	1,575	6,460	0.84	3.69	768	3,384
	Probable	173.9	1,373	4,401	0.73	2.52	1,271	4,377
	Total	265.5	1.443	5.112	0.77	2.92	2,039	7,761
August 2025 Reserve	Proved	89.5	1,574	6,589	0.84	3.77	750	3.373
	Probable	170.8	1.386	4,473	0.74	2.56	1,260	4,369
	Total	260.3	1,451	5,201	0.77	2.97	2,010	7,742
Variation	Proved	2.1	1,618	962			18	11
	Probable	3.1	657	434			11	8
	Total	5.2	1,045	647			29	19

Table 2: Summary comparison of the current Mineral Resource Estimate (October 2025) against the previous Mineral Resource Estimate (August 2025)

Processing Stream	Group	Classification	Tonnes (M)	Li (ppm)	B (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
Combined Streams	October 2025 Resource	Mea + Ind	440.3	1,424	5,026	0.76	2.87	3,337	12,655
		Inf	108.3	1,310	3,384	0.70	1.93	755	2,095
		Total	548.6	1,401	4,701	0.75	2.69	4,092	14,750
	August 2025 Resource	Mea + Ind	434.3	1,437	5,092	0.76	2.91	3,321	12,645
		Inf	105.1	1,332	3,472	0.71	1.99	745	2,088
		Total	539.5	1,417	4,776	0.75	2.73	4,067	14,733
	Variation	Mea + Ind	6.0					16	101
		Inf	3.2					10	7
		Total	9.1					25	17

The updated stage one operation with reduced leach times and higher plant throughput result in improved project economics, further enhancing the attractiveness of Rhyolite Ridge. The updated findings position Ioneer, on an LCE basis, in the lowest cost quartile for lithium production globally with an estimated all-in sustaining cash cost to produce battery grade lithium hydroxide of US$4,628 and a C1 cash cost of $2,933 per tonne net of expected boric acid revenue in the first 25 years.

Rhyolite Ridge has a stable overall operating cost structure to produce lithium carbonate and battery grade lithium hydroxide due to the scale and reliability of its boric acid revenue. Boron has remained one of the most stable natural resource commodities over many decades.

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Table 3: Key Parameters for 1.5 Day Leach

June 2025 3-day leach	Life of Mine	October 2025 1.5-day leach
$1,367 million	Unlevered NPV8	$2,237 million
$497 million	Avg. LOM Annual Revenue	$608 million
17,200 tpa	Avg. LOM LCE Prod. pa	20,400 tpa
60,400 tpa	Avg. LOM Boric Acid Prod. pa	70,700 tpa
246.6 Mt	Ore Processed	265.5 Mt
95 years	Life of Project	77 years
$319 million	Average Annual EBITDA	$417 million
$1,668 million AACE Class 2 estimate	Capital Costs	$1,683 million AACE Class 2 estimate
$1,830 million	Sustaining Capex	$2,168 million
14.5%	Unlevered IRR	18.0%
8 years (from operations)	Payback Period	7 years (from start of operations)
P65	Confidence Level	P65

Government and Strategic Partner Engagement

In June 2025, Ioneer launched a formal strategic partnering process to identify a strong equity partner to help accelerate the development of Rhyolite Ridge and advance the Project into production.

The strategic process is ongoing and Ioneer is in active discussions with a number of parties. Given the current industry conditions and geopolitical environment, this process is expected to conclude in the first half of 2026.

In November, Boron was added to the U.S. Department of Interior updated Final 2025 List of Critical Minerals and in December, the U.S. Military announced plans to develop small-scale refineries to produce critical minerals, specifically mentioning doing so for boron. Given the critical minerals production transactions announced with the support of the U.S. Government in the second half of 2025, and Rhyolite Ridge’s status as the only permitted, shovel-ready lithium-boron project in the U.S., Ioneer will continue to explore such options as part of the strategic partnering process.

On 14 January 2026, President Trump released a proclamation titled “Adjusting Imports of Processed Critical Minerals and their Derivative Products into the United States”. Within this document, the President described processed critical minerals and their derivative products as being essential to national security and indispensable to almost every industry, including national defence programs and critical infrastructure.  Ioneer sees this proclamation as further evidence of the U.S. government’s strong support for the development of new mining, processing and refining of boron and lithium within the United States.

Goldman Sachs & Co. LLC is assisting with the strategic partnering process and acting as financial advisor to Ioneer.

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Rhyolite Ridge Permitting

The Bureau of Land Management (“BLM”) issued a favourable Record of Decision (ROD) on 24 October 2024, authorizing the Plan of Operations and completing the National Environmental Policy Act (“NEPA”) process.

The State of Nevada issued the final revision of the Class II Air Operating Permit on 21 July 2025, and the final modified Water Pollution Control Permit on 8 August 2025, which aligned operational aspects of the Project to the approved Mine Plan of Operations. Ioneer now holds all significant Federal and State authorizations required for construction of Rhyolite Ridge.

In October 2024, the Center for Biological Diversity filed a federal lawsuit against the BLM decision. In November 2024, Ioneer filed a motion to intervene and join the federal government in its defence, which the court allowed in January 2025. Briefing on merits of the case was completed in December 2025. The parties have filed the last of their merits briefing and the case is ready for review by the court. The court may choose to hear oral argument before issuing a decision on the case.

Sales & Marketing

Lithium Market and Price

According to Benchmark Minerals, global electric vehicle (“EV”) sales reached 20.7 million units in 2025, up 20% from the previous year. EV markets in Europe, China, and the rest of the world grew by 33%, 17%, and 48%, respectively, while U.S. sales increased by only 1%, indicating weaker momentum following the reduction of federal tax incentives and policy support. Canada experienced a 41% decline in EV sales, whereas Mexico saw a 29% increase. Southeast Asia saw a nearly two-fold increase in Chinese EV imports.

Wood Mackenzie projects global lithium demand to grow at a compound annual growth rate (“CAGR”) of 8.9% from 2025 to 2035, with growth peaking above 13% in 2026 before moderating to 7–10% annually from 2027 onward. Battery-grade lithium carbonate will account for the largest share of demand, driven by China’s preference for Lithium Iron Phosphate cathodes, increasing international adoption, and rising energy storage system (“ESS”) demand. Battery-grade lithium carbonate demand is forecast to grow at an 8% CAGR, reaching approximately 2.1 million tonnes of lithium carbonate equivalent (“LCE”) by 2035. Demand for battery-grade lithium hydroxide is expected to increase at a higher rate, with strong growth from 2032 onwards, supported by nickel-rich cathode chemistries such as Nickel-Cobalt-Aluminum or NCE and Nickel-Manganese-Cobalt or NMC, with projected growth of 12% per annum, reaching 1.4 million tonnes LCE by 2035.

The lithium chemicals market is expected to remain oversupplied in the medium term, with surplus peaking in 2027 at 579 kt LCE, equivalent to 29% of demand. Battery-grade chemicals will experience the fastest growth but remain comparatively tight due to stricter quality requirements, especially for battery-grade lithium hydroxide.

In 2025, an estimated 8% supply shortfall contributed to a price rally late in the December 2025 Quarter. The market is expected to shift into surplus in 2026 as new capacity ramps up and demand for high-nickel cathodes remains subdued. Base-case surpluses are forecast to peak at 231 kt LCE in 2027 and increase to 353 kt LCE in 2028. As growth in demand eventually outpaces additions to supply, battery-grade lithium markets are expected to tighten ahead of the broader chemicals sector, with structural deficits emerging from 2031 onward.

With the supply shortfall in 2025, lithium prices rose in the December 2025 Quarter. Spot Asia average CIF battery-grade lithium carbonate increased from US$9,600/tonne to US$13,750/tonne, while battery-grade lithium hydroxide rose from US$9,380/tonne to US$14,500/tonne, representing increases of 43% and 54.5%, respectively. The rally was driven by stronger converter demand, inventory reductions, and supply disruptions. Prices continued to rise in January 2026, reaching approximately US$20,250/tonne for lithium carbonate and US$20,750/tonne for lithium hydroxide.

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Boric Acid Market and Price

Boric acid demand was strong in 2025, led by construction, electronics, defence, and agriculture, with increased use in fiberglass and automotive applications, supported by growth in Asia-Pacific industrialization. Despite some market shifts, demand remained strong in the second half of 2025. Asia-Pacific is the largest and fastest-growing market, with a strong electronics sector. Expanding agricultural activities boosted demand for boron-based fertilizers and pesticides.

The global boric acid market has shifted from a slight supply surplus in the first six months of 2025 to near equilibrium in the second half of 2025, with the average price in Asia-Pacific rising by 10%. Boric acid demand remains strong, exceeding 2024 levels, and shows resilience despite recent US-China tariff tensions. The higher US import tariff on boric acid has caused shifts in global supply dynamics between U.S., Chinese, Russian and Chilean producers.

Environmental, Health, Safety & Sustainability (EHSS) Program

Sustainability Road Mapping /External Disclosure Alignment

Ioneer has committed to participate in the S&P Global 2025 Corporate Sustainability Assessment with a submission of information completed in October 2025. The 2025 S&P Global Assessment Report was published in December 2025 and confirms Ioneer’ s continued prioritization of sustainable development.

Environmental Regulatory Compliance

Ioneer continues to maintain compliance with the issued State of Nevada Water Pollution Control Permit, Class 2 Air Permit and newly acquired State Reclamation permit. No compliance issues were noted during the December 2025 Quarter and Ioneer continues to report ongoing monitoring and compliance related activities as required under these obligations.

Health & Safety

During the quarter, Ioneer reported no lost time incidents, first aid incidents, or fatalities for Ioneer employees.

Tiehm’s buckwheat

Tiehm’s buckwheat conservation efforts continued at the Company’s dedicated greenhouse in Nevada during the quarter and focussed on the germination and propagation of new seedlings, and supporting the flowering and pollination of existing plants. The Company continues to demonstrate the ability to grow and reproduce Tiehm’s buckwheat from seed in a variety of soil types including soils that are low in both lithium and boron.

Significant enhancements were completed at the Company’s greenhouse during the quarter to maximize available space for plant growth and seed production. These upgrades included the construction of a dedicated office and a specialized seed germination area, enabling more efficient operations and improved workflow. As shown in the table below, these improvements will contribute to future seed germination and overall plant inventories beyond 2025.

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Ioneer Greenhouse Tiehm’s Buckwheat Plant Inventory

2021	2022	2023	2024	2025
102	136	220	341	962

Ioneer continues to work closely with the BLM and U.S. Fish and Wildlife Service (“USFWS”) to finalize the various Tiehm's buckwheat Applicant Proposed Conservation Measure Protocol and Procedure documents as outlined in the BLM's Record of Decision and USFWS Biological Opinion. As of the end of the December 2025 Quarter, 8 of the 12 Protocol and Procedure documents have been Issued for use, 2 have completed agency review, and the remaining 2 are expected to be issued for use during the quarter ended 31 March 2026 (“Q1 2026”). Further towards the conservation of Tiehm's buckwheat, Ioneer voluntarily initiated the development of a Controlled Propagation Plan in collaboration with USFWS and BLM. The objectives of this multi-year effort are to establish new populations of Tiehm's buckwheat outside the Project area to promote redundancy, representation and resilience in the species.

Community & Tribal Nations

Ioneer continues to engage with local communities and Tribal Nations to address any environmental and social concerns and enhance local economic opportunities.

Engineering

To enhance project economics and ensure adaptability to the evolving lithium market, Ioneer has advanced the Lithium Hydroxide Plant (“LiOH Plant”) to facilitate earlier conversion of the battery grade lithium carbonate into battery grade lithium hydroxide monohydrate, from a planned start in year 4 of operations to year 3. An update of the 2021 scoping study Class IV estimate of the LiOH Plant to PFS Class III estimate was completed by Atkins Realis to improve estimation accuracy and project sustaining capital cost (“Capex”). The production advantages of an onsite lithium hydroxide circuit will result in a lower capital cost per tonne of lithium hydroxide, and a substantially lower net operating cost to convert lithium carbonate to lithium hydroxide relative to industry averages.

Turner & Townsend performed an independent evaluation of the Project cost estimate, schedule, and risk profile. The review team was composed of professionals with specialized expertise in capital cost estimating, project scheduling, and risk management. This independent perspective provides an objective review of the Project and enhances confidence in the Project's planning and execution strategy. The evaluation concluded that:

•	The cost estimate is classified as a good quality Class 2 estimate based on a well-defined scope of work as illustrated by the quality of engineering deliverables.

•
The schedule demonstrates strong foundational quality in key areas such as schedule logic, building methodology, aligned WBS structure, and comprehensive labor resource loading for construction scope. Several areas of improvement to enhance schedule reliability, transparency, and execution readiness were also identified.

•
The risk management audit confirmed that there is an established framework for managing project risks, with several key components in place such as a risk register, risk strategy, and quantitative analyses.

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Metallurgical test work to optimize the vat leaching system was completed with the objective to identify opportunities to increase overall lithium and boron production.

The program concluded that the optimum metallurgical lithium and boron yield (tonnes of product per tonne of acid applied) could be achieved if the leach duration was reduced to 1.5 days. The increased lithium and boron production is achieved by increasing overall ore throughput (reducing the acid/ore ratio) by limiting the extent of unwanted gangue extraction and therefore non-productive acid consumption.

Work to prepare an updated technical report under Subpart 1300 of the U.S. Securities and Exchange Regulation S-K that incorporates the impact of the reduced leach duration to 1.5 days is underway with the issuance of the final report expected in the first half of 2026.

Organic Growth Projects

EcoPro Lithium Clay Project

The EcoPro Lithium Clay Research & Development project team has completed development of the commercially feasible process flow sheet in the December 2025 Quarter. The EcoPro Innovation and Ioneer senior management committee will evaluate the business feasibility and determine the timing for advancing to next steps in the six-month period ending 30 June 2026 (“H1 2026”).

Corporate Activities

Change in Financial Year End and Annual General Meeting

As previously announced, the Board of Directors resolved to change the Company’s financial year from 1 July – 30 June, to 1 January – 31 December. The details for the Annual General Meeting for the stub period of 1 July 2025 to 31 December 2025, will be announced in Q1 2026.

Appointments of New Chief Financial Officer and New Company Secretary

In November 2025, the Company announced the appointment of April Hashimoto as Interim Chief Financial Officer and the appointment of Olga Smejkalova of Acclime Corporate Services Australia Pty Ltd as Company Secretary.  In December 2025, Ian Bucknell, stepped down as Chief Financial Officer and Company Secretary, to pursue interests in another industry, after seven years of service with Ioneer.

8

Update to Estimated Project Timeline

Ioneer’s estimated timing* for Rhyolite Ridge is as follows:

Milestone	Targeted timing*	Note
Issuance of updated SEC S-K 1300 Technical Report Summary	H1 2026
Targeted completion of Strategic Partner process	H1 2026	The strategic partnering process is ongoing.
Targeted Final Investment Decision	TBA	Dependent on outcomes of Strategic Partnering Process and requirement to refresh Project economics.
Construction	Circa 36 months	Includes supply of long-lead items and construction. Subject to lead times and when orders are placed.

*As of the date of this quarterly, and subject to change.

Upcoming Work Program

The work program over the coming months includes:

•	Issue technical report under Subpart 1300 of the U.S. Securities and Exchange Regulation S-K that incorporates the impact of the reduced leach duration to 1.5 days
•	Complete a strategic partnering process for the Rhyolite Ridge Project
•	Make a Final Investment Decision

ASX Additional Information

The Company provides the following information pursuant to ASX Listing Rule requirements.

1.
ASX LR 5.3.1: Exploration and Evaluation Expenditure during the quarter was US$2.75 million.  Details of the exploration activity are set out in this report.  A breakdown of the expenditure is shown below:

Expenditure	US$’000
Exploration	0
Engineering	1,354
Environmental	688
Sales & Marketing	90
Other	621
Total	2,753

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2.	ASX LR 5.3.2: The Company confirms there were no production or development activities during the quarter.
3.
ASX LR 5.3.5: Related party payments for the quarter totalled US$278,289 comprising salaries and fees for the Company’s executive and non-executive directors.  No other payments were made to any related parties of the entity or their associates.

4.	ASX LR 5.3.3: INR confirms that it has not acquired tenements during the quarter (see Appendix 1).

Capital Structure

Total cash and cash equivalents as of 31 December 2025, was US$17.9 million of which 43% was held in USD with the balance held in AUD.

At the end of the quarter, Ioneer had on issue:

•	2.67 billion ordinary shares, and
•	76.7 million performance rights.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

—ENDS—

Media Contact
Chad Yeftich
Ioneer USA Corporation
Investor Relations (USA)
T: +1 775 993 8563
E: ir@ioneer.com

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About Ioneer
Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA.  Rhyolite Ridge is one of two known lithium-boron deposit in North America and one of only two known such deposits in the world.  Once operational, the world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.
In October 2024, Ioneer received its federal permit for the Rhyolite Ridge Lithium-Boron Project from the Bureau of Land Management. In January 2025, the U.S. Department of Energy finalized a $996 million loan debt financing for ioneer's Rhyolite Ridge lithium project. Ioneer signed separate offtake agreements with Dragonfly Energy in 2023, Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.
To learn more about Ioneer, visit www.Ioneer.com/investors or find us on X, Facebook, LinkedIn, Instagram and YouTube.

Competent Persons Statement
In respect of Mineral Resources and Ore Reserves referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025, released on ASX.  Further information regarding the Mineral Resource estimate and Ore Reserve can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.
In respect of production targets referred to in this presentation, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025.  Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.

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Recent Announcements
The table below lists announcements made by the Company during the quarter.
Date Released	Title
13/10/2025	Change in Substantial Holding
20/10/2025	Change in Substantial Holding
20/10/2025	September 2025 – Quarterly Activities Report
20/10/2025	September 2025 – Quarterly Cash Flow Report
21/10/2025	IMARC Conference Investor Presentation
29/10/2025	Further Leach Optimisation Enhances Project Economics
31/10/2025	2025 AGM – Managing Director Presentation
31/10/2025	2025 AGM – Executive Chair Address
31/10/2025	2025 AGM – Results of AGM
03/11/2025	Application for quotation of securities – INR
05/11/2025	Proposed issue of securities - INR
06/11/2025	Notification regarding unquoted securities – INR
06/11/2025	Notification regarding unquoted securities – INR
07/11/2025	Application for quotation of securities - INR
07/11/2025	Change of Director’s Interest Notice - Davies
07/11/2025	Change of Director’s Interest Notice – McKinney-James
07/11/2025	Change of Director’s Interest Notice – Walker
07/11/2025	Change of Director’s Interest Notice – Woodall
07/11/2025	Boron added to U.S. Critical Mineral List
07/11/2025	Change of Director’s Interest Notice – Calaway
07/11/2025	Change of Director’s Interest Notice - Rowe
11/11/2025	Appointment of Interim CFO
17/11/2025	Notification of Cessation of securities – INR
17/11/2025	Change of Director’s Interest Notice – Calaway
17/11/2025	Change of Director’s Interest Notice – Davies
01/12/2025	Change of Company Secretary
22/12/2025	Notification of cessation of securities - INR

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Appendix 1 - Schedule of Tenements
ASX listing rule 5.3.3
Country	Project	Tenement ID	Tenement Name	Area (km2)	Interest at beginning of quarter	Interest at end of quarter	Note
USA	Rhyolite Ridge	NMC1117360	SLB claims (199)	15.9	100%	100%	No change
USA	Rhyolite Ridge13	NV105809159	SLB claims (18)	1.4	100%	100%	No change
USA	Rhyolite Ridge	NMC1171536	SLM claims (122)	9.6	100%	100%	No change
USA	Rhyolite Ridge	NMC 1179516	RR claims (65)	4.8	100%	100%	No change
USA	Rhyolite Ridge	NV105810398	RR claims (14)	1.1	100%	100%	No change
USA	Rhyolite Ridge	NV105272779	RMS mill sites (23)	0.5	100%	100%	No change
USA	Rhyolite Ridge	NV106354216	RMS mill sites (325)	6.5	100%	100%	No change
USA	Rhyolite Ridge	NMC1147932	SLP claims (120)	9.6	100%	100%	No change
USA	Rhyolite Ridge	NV105272053	PR claims (11)	0.9	100%	100%	No change
USA	Beacon Hill	NMC1118666	NLB claims (160)	12.8	100%	100%	No change
USA	Beacon Hill	NV106310781	NLB claims (41)	3.3	100%	100%	No change
USA	Beacon Hill	NMC 1129523	BH claims (81)	6	100%	100%	No change
USA	Sarcobatus Basin	NV106735396	COB claims (231)	18.5	100%	100%	No change

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Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report
Name of entity
ioneer Ltd
ABN	Quarter ended (“current quarter”)
76 098 564 606	December 2025

Consolidated statement of cash flows	Current quarter $US’000	Year to date (6 months) $US’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	-	-
(a) exploration & evaluation (if expensed)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(861)	(1,546)
	(e) administration and corporate costs	(493)	(2,023)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	128	309
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,226)	(3,260)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	(9)	(9)
	(d) exploration & evaluation (if capitalised)	(2,753)	(6,229)
	(e) investments	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 5B (01/12/19)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Consolidated statement of cash flows	Current quarter $US’000	Year to date (6 months) $US’000
2.2	Proceeds from the disposal of:	-	-
(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(2,762)	(6,238)

3.	Cash flows from financing activities	-	2,176
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(35)	(94)
3.10	Net cash from / (used in) financing activities	(35)	2,082

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	21,796	25,058
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,226)	(3,260)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(2,762)	(6,238)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(35)	2,082

ASX Listing Rules Appendix 5B (01/12/19)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Consolidated statement of cash flows	Current quarter $US’000	Year to date (6 months) $US’000
4.5	Effect of movement in exchange rates on cash held	90	221
4.6	Cash and cash equivalents at end of period	17,863	17,863

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $US’000	Previous quarter $US’000
5.1	Bank balances	1,578	2,257
5.2	Call deposits	16,285	19,539
5.3	Bank overdrafts	-	-
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	17,863	21,796

6.	Payments to related parties of the entity and their associates	Current quarter $US'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	278
6.2	Aggregate amount of payments to related parties and their associates included in item 2
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

Directors’ fees – 107.5 Executive salary component of chairman’s fee – 62.5 Wages – 108.3

ASX Listing Rules Appendix 5B (01/12/19)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$US’000
8.1	Net cash from / (used in) operating activities (Item 1.9)	(1,226)
8.2	Capitalised exploration & evaluation (Item 2.1(d))	(2,753)
8.3	Total relevant outgoings (Item 8.1 + Item 8.2)	(3,979)
8.4	Cash and cash equivalents at quarter end (Item 4.6)	17,863
8.5	Unused finance facilities available at quarter end (Item 7.5)	-
8.6	Total available funding (Item 8.4 + Item 8.5)	17,863
8.7	Estimated quarters of funding available (Item 8.6 divided by Item 8.3)	4.5
8.8	If Item 8.7 is less than 2 quarters, please provide answers to the following questions:
	1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

2.            Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A

ASX Listing Rules Appendix 5B (01/12/19)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report
Compliance statement
1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:	January 23, 2026

Bernard Rowe – Managing Director
Authorised by:	....................................................................................
(Name of body or officer authorising release – see note 4)

Notes
1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (01/12/19)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.